

November 18, 2013

Via E-mail
William R. Miertschin
Chief Executive Officer
Hondo Minerals Corporation
15303 N. Dallas Parkway, Suite 1050
Addison, TX 75001

      Re: Hondo Minerals Corporation
              Form 10-K for Fiscal Year Ended July 31, 2012
              Filed November 9, 2012
              File No. 000-54326

Dear Mr. Miertschin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining